Adastra Announces Entry into Investor Relations Agreement

LANGLEY, BC, April 6, 2023 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis company focused on processing, adult-use and medical sales, organoleptic testing and analytical testing, announces it has entered into an investor relations agreement with Apollo Shareholder Relations Ltd. ("Apollo") dated April 3, 2023 to provide investor relations services. The investor relations agreement provides for a monthly fee of $15,000 CAD for an initial three-month term, continuing on a monthly basis thereafter. Either party may terminate the agreement by providing 30 days' written notice. The Company anticipates that Apollo will begin providing investor relations services to the Company on or about April 10, 2023.

Apollo provides investor communications and is based out of Victoria, British Columbia which provides email marketing, investor outreach, content creation and live events. Apollo is owned by several principals based in Victoria, Vancouver and Toronto. To the knowledge of the Company, and at the time of entry into the agreement, no principal of Apollo held any securities in the Company. Both Apollo and its principals are arm's length to the Company.

About Adastra Holdings Ltd.

Adastra has become one of Canada's leaders in the supply and manufacturing of ethnobotanical and cannabis products for lawful adult-use. It serves medical markets and engages in forward-looking therapeutic applications. With cannabis concentrate products sold through retailers at more than 1,600 locations across Canada, Adastra's Phyto Extractions and Endgame Extracts brands are now well established with a solid distribution presence. As a Health Canada licensed facility, it specializes in extraction, distillation and manufacturing of a range of cannabis-derived products. Adastra partners with healthcare professionals and practitioners within the regulated environment to create products suitable for the medical cannabis market, with the ultimate aim of addressing the needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director
(778) 715-5011
michael@adastraholdings.ca

Alyssa Barry, Media & Investor Relations
(604) 997- 0965
ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: changes in the laws and underlying regulations governing drugs in Canada; the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; patient's access to products containing controlled substances and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.